Exhibit 99.2

VISIONSYS AI INC

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

to be held on November 13, 2025
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class A Ordinary Shares1, par value US$0.00002 per share, and ________________ Class B Ordinary Shares,2 par value US$0.00002 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of VisionSys AI Inc (the “Company”), hereby appoint Sherry Feng, the Acting Secretary of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at the Extraordinary General Meeting3 (or at any adjournment or postponement thereof) of the Company to be held at 12:00 p.m., Eastern Time, on November 13, 2025 at 2 Hammarskjold Plaza, Room 10B, 2nd Avenue, New York, NY 10017 (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

1	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3	If any proxy other than the Acting Secretary of the Company is preferred, strike out the words “Sherry Feng, the Acting Secretary of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Extraordinary General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

	For	Against	Abstain

Proposal 1: A As an ordinary resolution, to approve that every 50 issued and unissued Class A ordinary shares of a par value of US$0.00002 each, every 50 issued and unissued Class B ordinary shares of a par value of US$0.00002 each, and every 50 shares of a par value of US$0.00002 each of such class or classes (however designated) as the board of directors (the “Board” or “Board of Directors”) may determine in accordance with Article 8 of the currently effective amended and restated articles of association of the Company (the “Articles of Association”) in the share capital of the Company be consolidated into 1 Class A ordinary share of a par value of US$0.001, 1 Class B ordinary share of a par value of US$0.001, and 1 ordinary share a par value of US$0.001 as the Board may determine in accordance with Article 8 of the Articles of Association, respectively (the “Share Consolidation”) so that immediately following the Share Consolidation, the authorized share capital will become:

US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association;.

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Proposal 2: Subject to the approval of Proposal 1, as an ordinary resolution, to approve that the authorized share capital of the Company be increased to US$10,000,000 by the creation of an additional 9,000,000,000 Class A ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing Class A ordinary shares (the "Increase of Authorized Share Capital") so that immediately following the Increase of Authorized Share Capital, the authorized share capital will become:

US$10,000,000 divided into 10,000,000,000 shares comprising of (i) 9,860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association;

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Proposal 3: Subject to the approval of Proposal 1 and 2, as a special resolution, to authorize Class A ordinary shares and Class B ordinary shares, as adjusted following the approval of Proposal 1 and 2, each with a par value of US$0.001 of the Company to have the following rights and privileges (the “Allocation of Voting Rights and Conversion Rights”), in addition to those set forth in the Articles of Association, and to authorize the amendment of the Articles of Association:

(a)       in respect of all matters subject to vote at general meetings of the Company, each holder of Class B ordinary shares shall be entitled to one hundred (100) votes per one Class B ordinary share;

(b)       each Class A ordinary share shall be convertible into one Class B ordinary share at any time after issuance, at the option of the holder and subject to Board approval; and

(c)       the Articles of Association be amended to reflect the foregoing allocation of voting rights and conversion rights and Conyers Trust Company (Cayman) Limited be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the amendments to the Articles of Association and the matters approved herein;

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Proposal 4: As an ordinary resolution, to ratify the determinations of the Board of Directors, as set forth in the board resolutions passed on September 24, 2025 (the “Board Resolutions”), which is attached as Annex A, to dispense with the issuance of share certificates and to issue scripless shares, together with other determinations and resolutions implementing the transition to scripless shares approved by the Board of Directors and recorded in the Board Resolutions (the “Transition to Scripless Shares”). To the extent that this proposal is inconsistent with the provisions contained in the Articles of Association, the contents herein shall prevail and be deemed to amend and supersede the corresponding provisions of the Articles of Association by being attached thereto.	☐	☐	☐

Dated_________________, 2025

Signature(s)___________________________________

Name of Signatory ______________________________

Name of Shareholder ____________________________

Notes:

1.	Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on October 14, 2025, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Sherry Feng, 2 Hammarskjold Plaza, Room 10B, 2nd Avenue, New York, NY 10017 no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.

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